EQUITY MULTIPLE, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2022

DATE ISSUED: August 4, 2023

EQUITY MULTIPLE, INC.

Audited Consolidated Financial Statements

FOR THE YEAR ENDING DECEMBER 31, 2022

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the stockholders of EQUITY MULTIPLE, INC.,

91 FIFTH AVENUE, 5th FLOOR,

NEW YORK, NY 1003, UNITED STATES

I have audited the accompanying consolidated financial statements of EQUITY MULTIPLE, INC., which comprise the consolidated Balance Sheet as of December 31, 2022, and the related consolidated Statements of Income, Cash Flows and Changes in Stockholders' Equity for the year then ended, and the notes to the consolidated financial statements comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of EQUITY MULTIPLE, INC. as of December 31, 2022, and the results of its operations and cashflows for the year then ended in conformity with U.S. generally accepted accounting principles.



08/04/2023

EQUITY MULTIPLE, INC.

CONSOLIDTED BALANCE SHEET
AS OF DECEMBER 31, 2022

		As of December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$	3,669,981
Accounts Receivable		4,531,269
(Less: allowance for doubtful accounts)		(506,406)
Prepaid expenses		291,956
EM Investments		611,214
Investments made by EM ST Notes		27,943,731
Total current assets		36,541,745
Property, plant & equipment, net		164,241
Total property, plant & equipment		164,241
Intangible asset, net		229,011
Total intangible assets		229,011
Non-current and other assets:		
Right-Of-Use assets		1,964,643
(Less: accumulated amortization)		(293,351)
Security & other deposits		188,333
Total non-current assets		1,859,625
Total Assets	$	**38,794,622**
Liabilities & Stockholders' Equity		
Current liabilities:		
Accounts payable and other payables		607,592
Accrued expenses		73,500
Accrued bonuses		251,700
Credit cards		51,844
Deferred expenses-Rent		171,229
Lease liabilities		339,839
Investments payable		1,375,000
Intra-company balance		306,207
Short-term notes issued by EM ST Notes		28,451,850
Total current liabilities		31,628,761
Non-current liabilities:		
Lease liabilities		1,331,453
Total liabilities	$	**32,960,214**

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY MULTIPLE, INC.

CONSOLIDTED BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2022

	As of December 31, 2022
Stockholders' Equity:	
Common stock, $0.0001 par value, 7,329,793 shares authorized, 3,077,371 shares issued and outstanding as of December 31, 2022	307
Preferred stock, $0.0001 par value, 3,902,293 shares authorized, 3,863,419 shares issued and outstanding as of December 31, 2022	386
Additional Paid-in Capital	17,000,363
Additional Paid-in Capital- Stock based compensation	213,436
Retained Earnings (accumulated deficit)	(5,814,330)
Net income (loss)	(5,565,754)
Total stockholders' equity	**5,834,408**
Total Liabilities and stockholders' equity $	**38,794,622**

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY MULTIPLE, INC.

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2022

	2022
Revenue:	
Technology, admin & closing fees	2,881,761
Due diligence fees	655,533
Asset management fees	2,013,585
Investor servicing fees	247,136
Administrative fees	415,140
Corporate investment income	51,312
Profit Participation	1,260,680
Exit extension & other fees	248,099
EM ST Notes investment income	1,883,546
Total revenues	**9,656,792**
Cost of services	
Deal expenses	2,209,824
EM ST Notes interest expense	356,785
Total cost of services	2,566,609
Gross Profit	**7,090,183**
Expenses:	
Salaries, benefits & payroll taxes	6,875,668
Legal & professional services	1,190,889
Advertising & marketing	2,715,530
IT software & consumables	584,479
Travel & Entertainment	194,032
Rent & lease expenses	382,884
Insurance	139,004
Office & miscellaneous expenses	224,861
Depreciation & Amortization	76,024
Stock based compensation expense	37,298
Bad debt expense	801,671
Total Expenses	13,222,340
Income from operations (loss)	**(6,132,157)**
Other Income (Expenses):	
Taxes	(14,680)
PPP loan forgiveness	576,583
Interest earned on cash balances	125,596
Realized gains (losses) on investments	(121,096)
Total Other Income (expenses)	**566,403**
Net income (loss) for the year	$ **(5,565,754)**

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY MULTIPLE, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2022

($)	Common stock (shares)	Common stock (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital	Retained earnings (accumulated deficit)	APIC- Stock based compensation expense	Totals
Beginning Balance, December 31, 2020	**2,665,499**	**266**	**3,863,419**	**386**	**10,018,086**	**(5,198,792)**	**26,137**	**4,846,083**
Issuance of Common stock	390,421	39	-	-	338,527	-	-	338,566
Issuance of Preferred stock	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(615,538)	-	(615,538)
Stock based compensation	-	-	-	-	-	-	150,001	150,001
Ending Balance, December 31, 2021	**3,055,920**	**305**	**3,863,419**	**386**	**10,356,613**	**(5,814,330)**	**176,138**	**4,719,112**
Issuance of Common stock	21,451	2	-	-	-	-	-	2
Issuance of Preferred stock	-	-	-	-	-	-	-	-
SAFE investments	-	-	-	-	6,643,750	-	-	6,643,750
Net income (loss)	-	-	-	-	-	(5,565,754)	-	(5,565,754)
Stock based compensation	-	-	-	-	-	-	37,298	37,298
Ending Balance, December 31, 2022	**3,077,371**	**307**	**3,863,419**	**386**	**17,000,363**	**(11,380,084)**	**213,436**	**5,834,408**

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY MULTIPLE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2022

		As of December 31, 2022
Cash flow From Operating Activities:		
Net income (loss)	$	(5,565,754)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Stock based compensation expense		
Depreciation		36,191
Amortization		39,833
Bad debt expense		801,671
Stock based compensation expense		37,298
Changes in:		
Accounts Receivable		(1,424,177)
Prepaid expenses		(69,989)
Investments held for sale		290,650
Security and other deposits		(25,000)
Accounts Payable		211,375
Accrued expenses		(2,204)
Accrued bonuses		(298,300)
Credit cards		(266)
Deferred rent		(204,417)
Intracompany transactions		306,207
Net cash provided (used) by operating activities		**(5,866,882)**
Cash flow From Investing Activities:		
Purchases of PP&E		(110,136)
Purchases of Intangibles		(112,715)
EM investments		145,476
Investments made by EM ST Notes		(19,006,534)
Investments payable		1,375,000
Net cash provided (used) by investing activities		**(17,708,909)**
Cash flow from Financing Activities		
PPP loan forgiveness		(576,583)
Proceeds from EM ST notes series		13,581,850
Proceeds from issuance of SAFEs		6,643,750
Net cash provided (used) by financing activities		**19,649,017**
Increase (decrease) in Cash		(3,926,774)
Cash, beginning of year		7,596,755
Cash, end of year	$	**3,669,981**

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY MULTIPLE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2022

About the Company and its Nature of Operations

EQUITY MULTIPLE, INC. ("the Company", "the Parent", "EMI"), is a corporation formed pursuant to the provisions of the Delaware General Corporation law on February 11, 2015. The Company operates in the financial technology and real estate investment industries and provides accredited investors access to professionally managed, private real estate transactions across property types and risk profiles.

The Company's consolidated financial statements include the following wholly owned entities, collectively "the Subsidiaries":

- EM MANAGER LLC ("EM MANAGER"), a limited liability company formed in the state of Delaware on June 16, 2015.

- EM CRE STRATEGIES MANAGER, LLC ("EM CRE"), a limited liability company formed during 2021 in the state of Delaware.

- EM ADVISOR, LLC ("EM ADVISOR"), a limited liability company formed in the state of Delaware on June 16, 2015.

- EM ADMINISTRATION, LLC ("EM ADMINISTRATION"), a limited liability company formed in the state of Delaware on June 19, 2019.

- EM ST Notes, LLC ("EM ST NOTES"), a limited liability company formed in the state of Delaware on June 30, 2021.

In the ordinary course of business, EMI and its subsidiaries form special purpose vehicles ("SPVs"), primarily to facilitate investments by its customers. EM Manager and EM CRE serve as the managers of the significant majority of such SPVs. In certain limited instances, EM Advisor may be the manager of an SPV. Each SPV has a unique bank account and investors fund directly into such bank account and are subsequently admitted as members of the relevant SPV.

Each SPV typically makes an investment into a target investment entity, which is a joint venture vehicle controlled by the investment Sponsor. The joint venture vehicle holds an indirect ownership interest in real property, or a loan collateralized directly or indirectly by real property.

EM Manager and EM Advisor do not have any employees or hold any assets outside of fee income. EM Manager and EM Advisor utilize the assets of EMI, including its employees and intellectual property, to fulfill their obligations.

EM CRE is the manager and sole member of EM CRE Strategies I, LLC. EM CRE Strategies I, LLC is a Delaware limited liability company. EM CRE causes a new series to be formed in order to originate or participate in a real estate loan collateralized directly or indirectly by real property. Each series offers borrower payment dependent notes to investors to fund such underlying investment.

EM CRE does not have any employees or hold any assets outside of administrative income. EM CRE Strategies Manager utilizes the assets of EMI, including its employees and intellectual property, to fulfill its obligations.

In some cases, EM customers invest directly into a target investment vehicle controlled by a third-party Sponsor. In such cases, EM Administration acts as an administrative agent on behalf of the Sponsor and investors. In such function, capital contributions are funded to EM Administration, which in turns funds the target. Distributions from target are made to EM Administration, which in turn funds to investors their pro rata allocations minus any fees and expenses payable to EM Administration.

EM Administration does not have any employees or hold any assets outside of administrative income. EM Administration utilizes the assets of EMI, including its employees and intellectual property, to fulfill its obligations.

EM Advisor is the manager of EM ST Notes. EM ST Notes issues 90- and 180-day series of short-term notes, typically offered on a monthly basis, to investors on the EquityMultiple platform. EM ST notes utilizes the funds to make short-term investments into target investments. These investments are then sold to investors on the platform at a later date. Most investments held by EM ST Notes are held less than a year. EM ST Notes earns revenue from such investments and has a monthly interest obligation to note holders. EMI typically invests contributes a portion (typically 3%) of the total of each new series of notes in a first-loss position and is entitled to interest on such investment.

EM ST Notes obligations are non-recourse to EMI or any affiliate or subsidiary of EMI.

EM ST Notes does not have any employees or hold any assets outside of investments. EM ST Notes utilizes the assets of EMI, including its employees and intellectual property, to fulfill its obligations.

On September 27, 2022, a new entity ("EM Alpine LLC") was created to handle short-term investment notes as the Company is in the process of separating all operations that are related to these notes. This new entity is a completely separate entity from EMI and was created for the purpose of managing the short-term notes as they will no longer be included on EMI's books.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of EQUITY MULTIPLE, INC. and its wholly owned subsidiaries. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements, except where indicated between EMI and EM

ST Notes. The integration of the subsidiaries into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, competition or changes in investor tastes.

More specifically, the following risks and uncertainties should be considered in conjunction with the Company's consolidated financial statements for the year ending December 31, 2022.

- Investment and Credit Risks:

The Company facilitates investments in private real estate transactions, which inherently involve investment and credit risks. The performance of these investments is subject to factors such as the success of the underlying real estate projects, borrower default risk, changes in property values, and economic conditions. There is no guarantee that the investments will generate the expected returns, and investors may experience losses or lower-than-anticipated returns on their investments.

- Regulatory and Compliance Risks:

As a financial services company, the Company is subject to a complex regulatory environment. Changes in laws, regulations, or compliance requirements related to real estate investments, financial services, data privacy, or consumer protection could impact the Company's operations and increase compliance costs. Non-compliance with applicable regulations could result in penalties, fines, reputational damage, or restrictions on the Company's ability to offer certain investment products or services.

- Operational Risks:

The Company's operations involve managing and overseeing various subsidiaries, special purpose vehicles (SPVs), and investment structures. Operational risks include but are not limited to system failures, cybersecurity breaches, disruptions in service providers, errors in processing transactions, and compliance with internal controls. Any failure or disruption in these areas could result in financial loss, reputational damage, regulatory non-compliance, or interruptions in service delivery to investors.

- Dependence on Third Parties:

The Company relies on service providers and other external entities to facilitate its investment activities and support its operations. The Company may face risks related to the misconduct, insolvency, or financial instability of these entities. Any failure or negative developments with these parties could adversely impact the Company's reputation, investment performance, and ability to deliver services to investors.

- Business Separation and Transition:

The creation of the new entity, EM Alpine LLC, to handle short-term investment notes signifies a business separation and transition process. Risks associated with this separation include potential disruptions in operations, regulatory compliance, customer relationships, and the successful transfer of assets and liabilities to the new entity. The Company will need to ensure effective communication, coordination, and risk management during this transition to mitigate any adverse impacts on its business operations.

These risks and uncertainties are not exhaustive, and other factors not mentioned here could also adversely affect the Company's financial condition, results of operations, and future prospects. The Company regularly monitors and addresses these risks as part of its risk management framework. However, there can be no assurance that the Company will successfully mitigate all risks or that future events will not have a material adverse effect on its financial performance.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

EQUITY MULTIPLE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2022

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents. At December 31, 2022, the Federal Deposit Insurance Corporation provided insurance coverage of up to $250,000 per depositor, per institution. At December 31, 2022, approximately $2,659,303 of the Company's cash was in excess of federally insured limits. Management does not believe that the Company is exposed to any significant risks resulting from these excess deposits and that the institutions are financially sound. In 2023, the Company has implemented new procedures to increase insured deposits.

Cash balances held for the use of EM ST Notes are deemed as restricted cash accounts, where EMI has no discretionary control over the accounts beyond its capacity as manager through its subsidiaries.

Investments

The Company sometimes makes short-term investments in various SPVs which in turn invest in multiple real estate properties. The Company records investments it holds in these SPVs at cost and adjusts the value of these investments to reflect fair value with any realized gains or losses charged to earnings once a deal closes.

These investments are classified as current assets on the balance sheet, as they are intended to be sold or converted into cash within the current reporting period or the operating cycle, whichever is longer. The classification as current assets indicates the Company's intention to dispose of these investments in the near term.

Upon acquisition, the short-term investments are initially recognized at cost, which includes the purchase price, transaction costs, and any directly attributable costs necessary to prepare the property for its intended sale.

The majority of investments recorded on the balance sheet are held by EM ST Notes. The small remaining balance is held by EMI and is principally related to legacy investments predating EM ST Notes and the co-investments in EM ST Notes issuances. EM ST Notes made investments totaling $43,348,043 for the year ending December 31, 2022.

Moreover, the Company funds 3% to 5 % of the total offerings made in short-term series notes (as described in the note "Short-term note series") in a first-loss position. Total investments under these short-term note series were $6,250,086 as of December 31, 2022.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect. Receivables are considered impaired and written-off when it is apparent that all contractual payments due will not be collected.

Accounts receivable consist predominantly of outstanding balances that are to be settled by the SPVs and include due diligence fees, technology, administration and closing fees, asset management fees, administrative fees, investment income on short-term notes, corporate investment income, and profit participation proceeds, and exit, extension and other related fees.

As of December 31, 2022, the Company reported an ending balance of Accounts Receivable (A/R) of $4,531,269. During the year, a portion of the outstanding A/R was deemed uncollectible, resulting in a write-off of $295,265. In accordance with generally accepted accounting principles (GAAP), the Company also established an allowance for doubtful accounts to recognize potential losses from uncollectible receivables.

The allowance for doubtful accounts represents an estimate of the portion of the A/R balance that is expected to be uncollectible. It is recorded as a contra-asset account on the balance sheet, reducing the net carrying value of accounts receivable to its estimated collectible amount. The purpose of the allowance is to match the recognition of potential bad debts with the revenue earned in the same reporting period.

The Company began recording the allowance for doubtful accounts only for the year ending December 31, 2022. The initial allowance balance established as of that date is $506,406, which represents approximately 11% of the total A/R balance.

This percentage was determined based on a thorough evaluation of historical collection patterns, payment behavior, and specific circumstances affecting collectability. Management's judgment and assessment were crucial in determining the appropriate allowance percentage to reflect potential credit losses inherent in the Company's receivables.

The allowance for doubtful accounts is reviewed and updated periodically to reflect changes in the collectability of outstanding receivables. Adjustments may be made based on new information, changes in economic conditions, or other relevant factors. The estimation process involves careful assessment by management to ensure the allowance accurately reflects potential losses.

The Company follows GAAP guidelines, which require the recognition of an allowance for doubtful accounts when there is objective evidence that a portion of the receivables may not be collected. This approach ensures that the financial statements present a fair and accurate representation of the Company's financial position and results of operations.

EQUITY MULTIPLE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2022

Property, Plant, and Equipment

Property, Plant, and equipment (PPE) items are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred while additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

PPE items are depreciated based on the straight-line method and a 5-year useful life for computers and equipment and a 7-year useful life for furniture.

The PPE movement as of December 31, 2022, is detailed as follows:

($)

Asset	Cost (December 31, 2021)	Purchases	Accumulated depreciation (December 31, 2021)	Depreciation expense (2022)	Accumulated depreciation (December 31, 2022)	Net book value
Computers	113,680	57,466	34,942	29,102	(64,044)	107,102
Equipment	6,333	9,138	184	2,536	(2,720)	12,751
Furniture	6,097	43,532	688	4,553	(5,241)	44,388
Totals	**126,110**	**110,136**	**35,814**	**36,191**	**(72,005)**	**164,241**

As of December 31, 2022, total cost and accumulated depreciation were $236,246 and $72,005, respectively, which make up the total book value of $164,241.

Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the

definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: (1) a significant decrease in the market value of the asset, (2) a significant adverse change in the extent or manner in which an asset is used (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

As of December 31, 2022, intangibles assets consisted of costs that are directly attributable to the Company's note offering program and general securities advice.

During the calendar year 2022, the Company recorded $112,715 in intangible assets bringing the total cost to $287,360. Moreover, an amortization expense of $39,833 was recorded, bringing the net value of intangibles to $229,011 as of December 31, 2022.

EQUITY MULTIPLE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2022

SAFEs (Simple Agreement for Future Equity)

During the calendar year 2022, the Company issued SAFEs (Simple Agreement for Future Equity) to various parties for a total principal amount of $6,643,750. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holders to convert into SAFE Preferred Stock in the event of a qualified event, including an equity financing, change of control, direct listing, or initial public offering. The SAFEs have a valuation cap of $75,000,000 on post-money basis and are priced at 100% of the Preferred Stock price. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences, and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

No conversions to Preferred stock occurred during the calendar year 2022 as relates to the SAFE notes issued and the Company elected to recognize the total principal amount received as part of the Stockholders' Equity section of the balance sheet.

The Company has elected to classify SAFE investments as equity in line with its assessment of the nature and characteristics of these instruments. SAFE agreements are commonly used in early-stage financing rounds, particularly in startup companies, as an alternative to traditional equity and debt instruments. While they bear similarities to equity instruments, they do not have the same rights and preferences as common or preferred stock. Under the elected treatment, the Company considers SAFE investments as representing a contingent right to equity in the company upon the occurrence of specified triggering events. Until those events occur, SAFE holders typically do not have voting rights or dividend entitlements. However, SAFE instruments often have conversion features that allow the holders to convert their investment into equity upon the specified triggering events. SAFEs have a liquidation preference pari passu with the outstanding Preferred Stock and senior to the outstanding Common Stock.

The Company's decision to record SAFE investments as part of equity is supported by the guidance provided by the Financial Accounting Standards Board (FASB) in Accounting Standards Codification (ASC) 815-40, "Derivatives and Hedging – Contracts in Entity's Own Equity." ASC 815-40 addresses the accounting treatment of certain contracts in an entity's own equity, including instruments that may have characteristics of both liabilities and equity. This standard provides guidance on determining the appropriate classification of such instruments and requires an assessment of the instrument's terms and features. In the case of SAFE investments, the Company has determined that they predominantly possess characteristics of equity due to their contingent nature and alignment with the company's ownership structure. Therefore, the Company has elected to classify these instruments as part of equity on the financial statements, in accordance with ASC 815-40.

It should be noted that the classification of SAFE investments as equity is a matter of judgment and depends on the specific terms and features of the instruments as well as the overall circumstances of the company. The Company has carefully considered these factors and made the election based on its assessment of the most appropriate accounting treatment.

Short-term Notes

Starting September 2021, 'EM ST Notes' ("the Issuer") began issuing series of short-term notes ("the Notes") to accredited investors in a private placement. The Notes are offered in multiple series, with tenors of 90 and 180 days, and are offered monthly typically. The issuer is managed by EM Advisor, a wholly owned subsidiary by EMI. While the Issuer is a subsidiary of EMI, the Notes issued are non-recourse to EMI or its affiliates, and all cash and investments held by the Issuer are restricted from use by EMI. EM ST Notes uses the proceeds raised from the issuances

EQUITY MULTIPLE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2022

to make investments in SPVs that, directly or indirectly, fund, make, acquire, originate, refinance, purchase and/or invest in real estate transactions. Capital funded into the Notes is used to pre-fund the Company's future real estate offerings and help guarantee timely closings with Sponsors. The Company typically provides up to 5% of the total offering size in first-loss capital.

The 180 day-Notes bear interest at a rate of 6.00%-6.50% per annum during the initial term and the 9-day Notes bear interest at a rate of 5.0% to 5.5% per annum. Simple interest is paid in cash on a monthly basis and the principal is paid at maturity.

The Issuer has the option to extend the maturity date of the Notes for an additional 90-day period at an incremental 3.0% interest per annum.

In 2022, the EM ST notes issued $60,342,700 and repaid $49,009,225 pursuant to multiple series of short-term notes.

As of December 31, 2022, the details of the outstanding Notes by the Issuer are as follows:

Alpine Note Series	Issuance date	Maturity Date	Total Issuance Size	EMI Investment	Interest Rate	
XIII	7/16/22	1/12/23	$2,379,300	$69,300	6.0%	
XIV	8/16/22	2/12/23	$4,197,250	$122,250	6.0%	
XVI	9/16/22	3/15/23	$4,671,050	$136,050	6.0%	
XXIV	9/29/22	12/28/22	$2,258,375	$33,375	5.0%	
XVII	10/16/22	4/15/23	$7,145,600	$105,600	6.5%	
XXI	10/29/22	1/27/23	$3,253,075	$48,075	5.5%	
XVIII	11/16/22	5/15/23	$4,547,200	$67,200	6.5%	
		Totals	$28,451,850	$581,850		

The outstanding balance on these notes as recorded on the consolidated financial statements constitute non-recourse obligations of an affiliate and the use of funds is restricted.

Accrued Bonuses

The Company accrued $251,700 in bonuses for management and employees for the year ending December 31, 2022, which were disbursed to the employees between January and May 2023.

During the year 2021, the Company accrued $550,000 in bonuses which were settled on March 15, 2022.

SBA- Paycheck protection program grant (loan)

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. The Company obtained a PPP loan of $500,700 on April 13, 2020, and the loan was fully forgiven on February 23, 2021, and the forgiveness amount was recorded in other income. The Company obtained an additional PPP loan of $576,783 on February 5, 2021, and the loan was forgiven on April 19, 2022.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company derives revenue mainly from the following sources:

- Due diligence fees which are primarily used to cover costs associated with performing due diligence, structuring, and executing the investment, including legal documentation.
- Technology, Administrative, Closing & Origination fees.
- Asset Management fees which are calculated on gross deal-level basis.
- Investor Servicing fees.
- Administrative fees which represent an annual expense reimbursement for ordinary course administrative cost per investor.
- Corporate investment income.
- Profit participation.
- Investment income on short term notes.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company incurred net operating losses for the fiscal year 2022. These losses will be carried forward to future to offset against taxable income.

EQUITY MULTIPLE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2022

Leases and rental agreements

The Company entered into a lease agreement for office space on August 25, 2021. The lease term commenced on September 7, 2021, and expires on the last day of the 64th full calendar month following the calendar month of the commencement date. As per the agreement, the Company was not required to pay rent for the first five months of the term.

The Company has a one-time right to extend the lease for one five (5) year term commencing on the day next following the expiration date and expiring on the last day of the calendar month immediately preceding the calendar month in which the fifth (5th) anniversary of the option term commencement date occurs.

The future minimum rental payments under the agreement are as follows:

Base Rent	Period
$32,666.67 per month	February 1, 2022 – February 28, 2023
$33,320 per month	March 1, 2023 – March 31, 2024
$33,986.40 per month	April 1, 2024 –April 30, 2025
$34,666.13 per month	May 1, 2025– May 31, 2026
$35,359.46 per month	June 1, 2026– June 30, 2027

The company paid $163,333 for a security deposit on this lease and prepaid the first month of rent for a total of $32,666.67.

On September 20, 2019, the Company entered into a sub-lease rental agreement with a minimum required payment of $700 per team member per month in base rent, $500 per month for internet charges, and $575 per month for cleaning charges.

EQUITY MULTIPLE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2022

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which is codified in ASC 842, Leases ("ASC 842") and supersedes current lease guidance in ASC 840, Leases. ASC 842 requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC 842 expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-11, Leases ASC 842: Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The Company adopted ASC 842 beginning on January 1, 2022. The adoption of ASC 842 resulted in the recognition of right-of-use assets and lease liabilities on the balance sheet, as well as changes to the Company's lease accounting policies and related disclosures.

The Company has identified an office space lease for which it recognized a right-of-use asset and a lease liability. The adoption of ASC 842 had a significant impact on the Company's financial statements, primarily due to the recognition of right-of-use assets and lease liabilities on the balance sheet. The Company has included additional disclosures in the notes to the financial statements to provide information on the impact of the adoption of ASC 842.

The Company believes that the adoption of ASC 842 has resulted in more transparent and accurate financial reporting, providing users of its financial statements with better information on the Company's leasing arrangements and related obligations. The Company will continue to monitor any further guidance issued by the FASB related to ASC 842 and adjust its lease accounting policies and related disclosures accordingly.

EQUITY MULTIPLE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDING DECEMBER 31, 2022

Stockholders' Equity

Common Stock

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The Company is authorized to issue 7,329,793 shares of Common Stock at a par value of $0.0001 per share. As of December 31, 2022, the total number of shares of Common Stock issued and outstanding was 3,077,371, an increase of 21,451 shares from December 31, 2021. The increase is due the exercise of stock options occurring during 2022 where the exercise price per share ranged between $0.22 and $1.25.

Preferred Stock

The Company is authorized to issue 3,902,293 shares of Preferred Stock at a par value of $0.0001 per share.

As of December 31, 2022, the total number of shares of Preferred Stock issued and outstanding was 3,863,419.

During the calendar year 2020, the Company converted various instruments to Preferred Stock. The details below describe the nature and terms of the convertible instruments:

- During 2015, the Company issued $792,500 in convertible notes at a valuation cap of $3,250,000 and a discount rate of 20%. Interest rate on these notes was 3.5%. These notes were converted to Preferred Stock as per the details in 'Table 1'

- During 2016, the Company issued $758,921 in convertible notes at a valuation cap of $3,250,000 - $6,000,000 and a discount rate of 20%. Interest rate on these notes was between 2.5 and 3.5%. These notes were converted to Preferred Stock as per the details in 'Table 1'.

- During 2017, the Company issued $529,644 in convertible notes at a valuation cap of $6,000,000 and a discount rate of 20%. Interest rate on these notes was 2.5%. These notes were converted to Preferred Stock as per the details in 'Table 1'

- During 2018, the Company issued $2,875,000 in SAFE convertible notes at a valuation cap of $15,000,000 and a discount rate of 20%. SAFE notes do not bear interest rates (See 'SAFE (Single Agreement for Future Equity) Convertible notes'). These notes were converted to Preferred Stock as per the details in 'Table 1'.

As of December 31, 2020, all outstanding debt, and debt-like instruments together with their accrued interest were converted to Preferred Stock according to the following table:

'Table 1'

Valuation CAP	Principal Value	Accrued Interest	Accrued Interest & Principal	Shares issued	Conversion price per share	Designation
3,250,000	$1,252,032	$179,732	$1,431,764	1,377,790	$1.04	Series Seed -2 Preferred Stock
6,000,000	$829,033	$56,244	$885,277	461,446	$1.92	Series Seed -3 Preferred Stock
15,000,000	$2,875,000	-	$2,875,000	951,946	$3.02	Series Seed -4 Preferred Stock
Total	$4,956,065	$235,976	$5,192,041	2,791,206		

During 2020, the company issued 1,072,237 in Series Seed -1 Preferred Stock for gross proceeds of $4,825,112 ($4.50 per share).

No Preferred stock was issued for the year ending December 31, 2022.

Equity Incentive plans

The Company's Board of Directors adopted a Stock Incentive Plan in 2017. The purpose of the Plan is to attract, incentivize and retain employees, outside directors and consultants through the grant of awards. The Plan provides for the direct award or sale of shares, the grant of options to purchase shares and the grant of Restricted Stock Units to acquire shares. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options which are not intended to so qualify. Only Employees are eligible for the grant of ISOs.

A person who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries is not eligible for the grant of an ISO unless (i) the Exercise Price is at least 110% of the Fair Market value of a Share on the Date of Grant and (ii) such ISO by its terms is not exercisable after the expiration of five years from the Date of Grant.

The maximum term of an Option is ten (10) years from the date of grant. The plan is effective for a term of 10 years from the date of its adoption and the maximum aggregate number of shares that may be issued under the plan is 1,177,500 shares of common stock as approved by the Board on August 30, 2019. In the event that Shares previously issued under the Plan are forfeited to or repurchased by the Company due to failure to vest, such Shares will be added to the number of Shares then available for issuance under the Plan.

The exercise price of each option is determined as follows:

- Minimum Exercise Price for ISOs. The Exercise Price per Share of an ISO shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant; provided, however, that the Exercise Price per Share of an ISO granted to a Ten Percent Stockholder shall not be less than one hundred ten percent (110%) of the Fair Market Value of a Share on the date of grant.

- Minimum Exercise Price for NSOs. The Exercise Price per Share of an NSO shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant.

All or a portion of the Purchase Price or Exercise Price (as the case may be) of Shares issued under the Plan may be paid with a promissory note and the Shares will be pledged as security for payment of the principal amount of the promissory note and interest thereon.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

For the year ending December 31, 2022, the Company began adopting the Black-Scholes valuation model to determine the fair value of the options and calculate the stock-based compensation expense accordingly. This change had an impact on the accumulated balances for additional paid-in capital and retained earnings as of January 1, 2022. The company recorded an adjusting entry of $245,893 to increase retained earnings and reduce additional paid in capital as relates to 2021 stock-based compensation expense. Moreover, the Company recorded an adjusting entry of $28,141 to increase retained earnings and reduce additional paid in capital as relates to stock-based compensation expense prior to the calendar year 2021.

Under the previous valuation model, the Company reported $395,894 and $54,938 in stock-based compensation expense for the years ending December 31, 2022, and December 31, 2021, respectively.

During the year 2022, 21,451 stock options were exercised and converted to common stock, 125,750 new options were granted, and 165,776 options were vested as of December 31, 2022. The quantity of options outstanding was 346,024 as of December 31, 2022.

Off Balance-Sheet Arrangements

Other than contractual commitments and other legal contingencies incurred in the normal course of our business, The Company does not have any off-balance sheet financings or liabilities.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

Subsequent events

The Company evaluated subsequent events through August 4, 2023, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.